Contact:      Global Spill Management, Inc.                FOR IMMEDIATE RELEASE
              Desiree Pierson
              (610) 495-8413


                        GLOBAL SPILL MANAGEMENT, INC. AND
                    LITCHFIELD CONTINENTAL, LTD. CLOSE SALE
                      OF BIOFARM S.A. (ROMANIA) TO GLOBAL

Willow Grove, Pennsylvania, February 19, 1998 ... Global Spill Management, Inc.
(GEGI) announced today that final documents have been executed providing for the acquisition of Biofarm S.A. (Romania) by Global from Litchfield Continental, Ltd.

(Previously, Global had announced (a) negotiations to acquire Biofarm (September 17, 1997), (b) execution of a letter of intent to acquire Biofarm (October 13,
1997), (c) receipt by Global of Biofarm's financial statements for the period ended June 30, 1997, prepared by Coopers & Lybrand (November 24, 1997), and (d) Global's intention to complete the Biofarm acquisition (January 7, 1998).)

The documents executed today by Global and Litchfield provide for the deposit into escrow of the Global Debenture ($6,434,681) and of the Biofarm shares owned by Litchfield. The purpose of such escrow (expected to be terminated in or about April, 1998) is to permit Litchfield an opportunity to deliver to Global (a) the Coopers & Lybrand audit of Biofarm for the additional six-month period ended December 31, 1997, (b) additional Biofarm shares equal to eighty (80%) percent of Biofarm, and (c) proof of the resolution of certain accounting matters between Biofarm and entities now or previously owned by the Romanian Government.

Global shareholders will be furnished with a Proxy Statement containing all information relevant to Global and Biofarm prior to the calling of a Special Meeting of Global shareholders in April, 1998. At such Special Meeting Global shareholders will be asked to (a) approve the acquisition of Biofarm, (b) approve the election of Biofarm nominees to control of the Global Board (in compliance with Rule 14f-1), (c) change the name of Global to Biofarm, and
(d) increase the authorized capital stock of Global.


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The Debenture issued by Global to Litchfield in exchange for the Biofarm shares is both non-interest-bearing and non-redeemable for cash, and is convertible, over a period of time, in increments of ten (10%) percent only after the meeting of Global shareholders. Litchfield will be a control person of Global, will be required to file a Form 13-D with the SEC, and will be able to dispose publicly of the Global shares issuable upon conversion of the Debenture only pursuant to an effective Registration Statement or an applicable exemption from registration requirements.

The Global Proxy Statement will contain the most recent financial statements of both Global and Biofarm and will detail the business of Biofarm. Global intends to utilize such Proxy Statement as the basis for a filing with NASDAQ to list thereon shares of Global Common Stock.

Prior to the dissemination of the Proxy Statement to precede the anticipated April, 1998 meeting of the Global shareholders, Global intends to make public additional information concerning Biofarm, including preliminary results of the December 31, 1997, Biofarm audit, description of Biofarm's business and new products now being developed, potential acquisitions now being negotiated by Biofarm itself, and the potential acquisition of other businesses now owned by Litchfield and not yet consolidated with Biofarm (with no corresponding increase in the ultimate consideration to be delivered by Global to Litchfield).

Global and Biofarm emphasize that, prior to the privatization of Biofarm that occured on June 27, 1997, Biofarm was operated by and under the control of the State Ownership Fund (SOF) of Romania. The divestiture of Biofarm by the SOF was predicated upon commitments made to the SOF to the effect that Biofarm would achieve good market practice (GMP) status (thereby permitting Biofarm to enjoy world-wide pharmacopoeia stature), would be infused with additional capital to permit growth in its world-wide status, and would have its growth fostered to create not only job opportunities in Romania but recognition of Biofarm as an international provider of pharmaceutical products. Both Global and Biofarm believe that, Biofarm becoming a public entity as a result of the transaction with Global, the objectives of the SOF will be met and that Biofarm will achieve GMP status and will honor all of its commitments to the SOF by being able to tap into world financial markets.